Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,250,000,000.00	$69,075.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $69,075.00 is offset against the registration fee due for this offering and of which $892,884.43 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 399 dated September 19, 2007
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517P5X5

ISIN:	US52517P5X54

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,250,000,000

	Total	Per Note
Issue Price:	$2,248,110,000	99.916%
Agent’s Commission:	$9,000,000	0.400%
Proceeds to Lehman Brothers Holdings Inc.:	$2,239,110,000	99.516%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agents:

Lehman Brothers

ANZ Securities, Inc.

BBVA Securities, Inc.

Cabrera Capital Markets, LLC

Citi

Daiwa Securities SMBC Europe

DZ Financial Markets

Harris Nesbitt

Mellon Financial Markets, LLC

Mizuho Securities USA Inc.

Scotia Capital

Sovereign Securities Corporation, LLC

SunTrust Robinson Humphrey

Utendahl Capital Partners, L.P.

Wells Fargo Securities

Agents’ Capacity:	☒ As principal	☐ As agent

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	September 19, 2007

Issue Date:	September 26, 2007

Stated Maturity Date:	September 26, 2014

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:	6.20%

☐ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate:	Constant Maturity ☐ Yes ☐ No

☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Index Maturity:	Not applicable

Spread:	Not applicable

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Semi-annually on the 26th of March and September, commencing on March 26, 2008

Interest Determination Dates:	Not applicable

Interest Reset Dates:	Not applicable

Calculation Agent:	Not applicable

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Subject to the terms of a Purchase Agreement between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), Lehman Brothers Holdings Inc. has agreed to sell to the Agents, and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Agents	Principal Amount of the Notes
Lehman Brothers Inc.	$1,935,000,000
ANZ Securities, Inc.	22,500,000
BBVA Securities, Inc.	22,500,000
Cabrera Capital Markets, LLC	22,500,000
Citigroup Global Markets Inc.	22,500,000
Daiwa Securities SMBC Europe Limited	22,500,000
DZ Financial Markets LLC	22,500,000
Harris Nesbitt Corp.	22,500,000
Mellon Financial Markets, LLC	22,500,000
Mizuho Securities USA Inc.	22,500,000
Scotia Capital (USA) Inc.	22,500,000
Sovereign Securities Corporation, LLC	22,500,000
SunTrust Capital Markets, Inc.	22,500,000
Utendahl Capital Partners, L.P.	22,500,000
Wells Fargo Securities, LLC	22,500,000
Total	$2,250,000,000

Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.  The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an

Internet-based communications technology provider.  Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system.  Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.